Filed Pursuant to Rule 433
Registration Statement No. 333-140279
Filed March 4, 2008

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov<http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus consists of a transcript of an interview given by Larry A. Goldstone, President and Chief Executive Officer of Thornburg Mortgage, Inc., and broadcast on CNBC television on February 28, 2008. None of the issuer, any of its affiliates or any underwriter of securities in the offering to which this free writing prospectus relates participated in the preparation or dissemination of this free writing prospectus, nor did the issuer, any of its affiliates or any such underwriter use or refer to this free writing prospectus in the offering or sale of any securities.

MEDIA:	Television
STATION:	CNBC
MARKET:	National Cable
DATE:	02/28/08
TIME:	02:34 PM ET
PROGRAM:	Street Signs
SUBJECT:	Margin Calls

Erin Burnett, Co-Anchor:
Thornburg Mortgage; early this morning, it was down twenty-three percent. Now, it has halved that loss; only down about thirteen about percent. But this stock has been at the center of the credit market storm since last summer, uh, disclosing in an SEC filing that it’s seen three hundred million dollars in margin calls, uh, during the month of February. Now, those calls were tied to nearly three billion in securities that are rated triple A—highest quality there is—backed by, uh, below-prime, alt A mortgages. Let’s get the real story here from Thornburg Mortgage president and CEO Larry Goldstone.

Larry, you know, just when we think it’s over here for you, something happens. So something has happened here. What’s the real story?

Larry Goldstone, President and Chief Executive Officer, Thornburg Mortgage:
Well, um, eh, you know, uh, I, I think, Erin, um, as many others have said over the last several months, uh, this mortgage market continues to be a slippery slope. Uh, you know, we’re just not seeing the bottom of the environment, and, and, and the market just continues to, ah, trend lower. I think August was sort of the dramatic downturn, ah, in the mortgage securities market and the mortgage credit market. Ah, but since August, ah, it has been a series of, uh, steps down, ah, and February was just another one of those, uh, environments.

Burnett:
Is this just investors don’t have confidence in triple A anymore?

Goldstone:
Well, I, I’m not even sure that I would go there anymore, truthfully. Because the credit structures and the credit enhancement levels that we have on these securities—which are legitimately triple A, contrary to what others may believe. These really are triple A; ah, you can rely on the ratings, the structures are rock solid—ah, but I think that we have, particularly in this instance, we have a supply and demand imbalance.

A couple ‘a weeks ago, one ‘a the major global U.S. banks—I won’t name them—ah, released a news release—it was published in The Wall Street Journal, which is where I read it—saying that they owned thirty billion dollars of mortgages backed by alt A paper. The market began to assume that they were going to be a liquidation seller and prices immediately dropped, ah, ten points…

Burnett:
Mm-hmm.

Goldstone:
…ah, and they have not recovered since then. So, uh, I think that that’s the kind of a market environment that we’re in, is that you’ve just got more supply than demand. The banks are handcuffed; they don’t have enough capital. The broker dealers are handcuffed; they don’t have enough capital. And, uh, and, and you’re down to a very, very small universe of buyers. And, just like the other side of the story, on the oil side, right? You’ve got too much demand for oil and not enough supply, so the price is going up. In the mortgage business, I think ya got too many mortgages, particularly on the securities side ‘a the business…

Burnett:
Mm-hmm.

Goldstone:
…and not enough, ah, and not enough buyers, so ya got prices comin’ down.

Burnett:
All right, so when I, I hear what—when you walk through and explain this, what, what I take away from it is, “All right, it sounds like Larry’s telling me that muh, mortgage rates aren’t gonna go down?” I mean, if you’re having that much trouble on the back end, how are you gonna be able to start, eh, cutting, eh, mortgage rates for, uh, on the front-end, for your jumbo mortgages? Is that the right way to hear what you’re saying?

Goldstone:
Well, I think that is, in part, the right way to hear what I’m saying. Um, the mortgage market is dependent, dependent on two things: it needs, uh, an active securities market, and it needs to have the ability to borrow and leverage, ah, those cash flows. Believe me, banks could not make any money if they weren’t borrowing money and leveraging their capital. And we happen to be a non-banking institution, but, but there are lots of other investors in the mortgage space that live on leverage.

What’s going on in the marketplace today is you’ve got a shutdown in the securities business, so there’s very little liquidity there, that’s pushing rates higher…

Burnett:
Mm-hmm.

Goldstone:
…and then, secondarily, you’ve got leverage coming down. The banking system is imposing lesser leverage. I guess the good news, according to many other pundits, is that de-leveraging is a good thing. But the consequence of that is that mortgage interest rates are gonna go, have to go higher, because people still wanta earn same rate ‘a return.
Burnett
All right. So mortgage interest rates are going higher. I’m sure that, uh, President Bush and Ben Bernanke are not happy to just hear that coming out of you, but what’s…

Goldstone:
Well…

Burnett:
…the bottom line for your company? You sold almost twenty-two billion dollars in assets in August to deal with the liquidity crunch. Are you gonna have to sell more?

Goldstone:
Well, we don’t think we have to sell more, no. Uh, we have dealt with this, ah, recent, ah, downturn in a part of our portfolio. Ah, we have met all of our lending requirements. Ah, we have liquidity and cash available to continue to support the portfolio. Our borrowing book is much smaller today. Ah, we’re only borrowing ten or eleven billion dollars today, and the amount of capital that we have allocated against that borrowing book, ah, is more than double what it was, ah, six months ago.

So we are in a much stronger financial position, from a balance sheet perspective. All we have to do is disclose the fact that when market, when mortgage securities prices go down…

Burnett:
Mm-hmm.

Goldstone:
…by this dramatic amount, that’s a significant, quote, “accounting event,” and we felt like we had to disclose it.

Burnett:
All right. Thank you very much. We appreciate it, Larry, as always, your taking the time to join us.